Exhibit 99.1
Dissolution of a Subsidiary

On July 1, 2021, Shinhan Financial Group (“SFG”) announced that Orange Life Insurance Co., Ltd (“Orange Life) has been dissolved as a result of the merger between Shinhan Life Insurance Co., Ltd (“Shinhan Life”) and Orange Life, both of which were wholly-owned subsidiaries of SFG. Following the merger, the surviving entity is Shinhan Life and the company’s English name will remain unchanged. The date of merger (merger registration date) is July 1, 2021 and the total number of subsidiaries of SFG after the dissolution of Orange Life is 17.